Exhibit 99.1

Bright Scholar Announces Partnership with Beijing Normal University to Establish the First International Education College in China

FOSHAN, China, May 29, 2018 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, signed a strategic partnership agreement with Beijing Normal University on May 25, 2018. Ms. Huiyan Yang, Vice President of Country Garden Group and Chairperson of Bright Scholar, has made a personal donation of RMB 80 million to Beijing Normal University Education Fund for the joint establishment of “Huiyan International Education College”, which aims to provide international education training for new and existing teachers.

Huiyan International Education College (“the College”) will form part of the Faculty of Education of Beijing Normal University with opening scheduled in 2019. The College will focus on various areas, first, the College will collaborate with overseas universities to introduce renowned education institution brands and resources into China, offering degree programs of Bachelor, Master and PhD and establish a platform for recruiting global teaching talents. Second, the College will develop international curriculum and operating systems with Chinese characteristic, provide consultancy services for the government and international schools for advancing the institutionalization of China International Education and enhancing the overall quality of education in China. Third, the College will conduct teachers training programs to provide career development growth opportunities for teachers. Forth, the College will hold international education forums and seminars to advance academic discussion and exchanges for driving the next phrase of industry growth. Fifth, the College aims to establish a top international academic team through global recruitment of top scholars and renowned academia. Lastly, the College will establish the Outstanding Educator Award for academic with significant contributions to international education.

Through the partnership, Bright Scholar and Beijing Normal University, will jointly own the intellectual property of research in international education with Bright Scholar provides internship opportunities across its nationwide school networks. In addition, Bright Scholar will hold a campus recruit seminar for international teachers at the Beijing Normal University.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2018, Bright Scholar operated 62 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first six months of the 2018 school year ended February 28, 2018, Bright Scholar had an average of 34,251 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the Company’s investment, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the Company’s investment, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825